ZARGON
ENERGY TRUST

07021297

February 23, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

SUPPL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 26 2007
WASH. D.C.
156

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated February 22, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

BC Heagy

B.C. Heagy
Executive Vice President & CFO

PROCESSED
MAR 02 2007
THOMSON FINANCIAL

BCH/kf

Encl.

R:\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission Feb 22, 2007.doc

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: February 22, 2007

TSX SYMBOL: ZAR.UN, ZOG.B

ZARGON ENERGY TRUST RELEASES US TAX INFORMATION

CALGARY, ALBERTA – Zargon Energy Trust ("Zargon") today released information necessary for 2006 United States ("U.S.") tax reporting. Zargon's tax advisors have provided advice, for U.S. federal income tax purposes, that the trust units of Zargon more likely than not will be properly classified as equity in a corporation, rather than as debt, and that dividends paid to its individual U.S. unitholders should be qualified dividends. As such, the cash distributions made during 2006 that are considered dividends should qualify for the reduced rate of tax applicable to certain capital gains.

The portion of the trust distributions that is considered a dividend for U.S. income tax purposes is determined based on Zargon's current and/or accumulated earnings & profits ("E&P") as determined in accordance with U.S. income tax principles.

With respect to cash distributions paid in 2006 to U.S. individual unitholders, 100 percent should be reported as qualified dividends.

Zargon is not required to issue Form 1099 DIV's; however, U.S. unitholders may have previously received a Form 1099 DIV from a broker or intermediary that may not be correct. As a result of this, U.S. unitholders should consult their brokers and tax advisors to ensure that this information is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not be required to issue amended Form 1099 DIVs. There may be certain individual circumstances where the dividends may not be qualified dividends (such as in situations where the individual unitholder does not meet a holding period test). Readers should consult their own legal or tax advisors as to their particular tax consequences of holding Zargon trust units.

The information contained in this press release is of a general nature only and not exhaustive of all possible U.S. tax considerations. It is not intended to constitute legal or tax advice to any holder or potential holder of Zargon trust units.

Canadian resident taxpayers should note that the above information has no impact on the previously disclosed Canadian tax information.

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange (TSX). Trust units of Zargon trade under the symbol "ZAR.UN", exchangeable shares of Zargon trade under the symbol "ZOG.B".

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current unitholder presentation, financial reports and historical news releases.
For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Executive Vice President and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

ZARGON
ENERGY TRUST

February 23, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated February 22, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

B.C. Heagy
Executive Vice President & CFO

BCH/kf

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R:\Invester Relations\Securities and Exchange Commission\Securities and Exchange Commission Feb 22, 2007.doc

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: February 22, 2007

TSX SYMBOL: ZAR.UN, ZOG.B

ZARGON ENERGY TRUST ANNOUNCES CANADIAN TAX TREATMENT OF 2006 DISTRIBUTIONS

CALGARY, ALBERTA -- Zargon Energy Trust ("Zargon") announces that for Canadian tax reporting purposes, all distributions paid to unitholders with Record Dates in the 2006 taxation year are taxable.

The information contained herein is based on Zargon's understanding of the Canadian Income Tax Act and is provided for general information purposes only. Unitholders should consult their tax advisors with respect to their particular circumstances.

UNITS HELD WITHIN AN RRSP, RRIF, RESP OR DPSP

With respect to units of Zargon Energy Trust held in an individual's Registered Retirement Savings Plan (RRSP), Registered Retirement Income Fund (RRIF), Registered Education Savings Plan (RESP) or Deferred Profit Sharing Plan (DPSP) during 2006, no amount should be reported on the individual's 2006 Income Tax Return ("T1").

UNITS HELD OUTSIDE AN RRSP, RRIF, RESP OR DPSP

Zargon unitholders who held their trust units outside an RRSP, RRIF, RESP or DPSP will receive a T3 Supplementary Slip for 2006 ("T3") that will report all such distributions as "other income" in Box 26 of the T3. Registered unitholders will receive a T3 slip from Zargon's transfer agent, Valiant Trust Company, while beneficial unitholders who held units through intermediaries will receive a T3 receipt from the intermediary.

FOR CANADIAN TAXPAYERS

The following table summarizes, on a monthly basis, cash distributions with record dates in 2006 to unitholders, indicating that the full amount is taxable and no portion is considered to be a return of capital.

Record Date	Payment Date	Taxable Amount (Other Income)	Return of Capital	Total Cash Distribution
January 31, 2006	February 15, 2006	$0.18	$0.00	$0.18
February 28, 2006	March 15, 2006	$0.18	$0.00	$0.18
March 31, 2006	April 17, 2006	$0.18	$0.00	$0.18
April 30, 2006	May 15, 2006	$0.18	$0.00	$0.18
May 31, 2006	June 15, 2006	$0.18	$0.00	$0.18
June 30, 2006	July 17, 2006	$0.18	$0.00	$0.18
July 31, 2006	August 15, 2006	$0.18	$0.00	$0.18
August 31, 2006	September 15, 2006	$0.18	$0.00	$0.18
September 30, 2006	October 16, 2006	$0.18	$0.00	$0.18
October 31, 2006	November 15, 2006	$0.18	$0.00	$0.18
November 30, 2006	December 15, 2006	$0.18	$0.00	$0.18
December 31, 2006	January 15, 2007	$0.18	$0.00	$0.18
	Total	$2.16	$0.00	$2.16

Based in Calgary, Alberta, Zargon's securities trade on the Toronto Stock Exchange (TSX). Trust units of Zargon trade under the symbol "ZAR.UN", exchangeable shares of Zargon trade under the symbol "ZOG.B".

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current unitholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Executive Vice President and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

ZARGON

ENERGY TRUST

February 22, 2007

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Filing Desk

Dear Sir or Madame:

Re: Zargon Energy Trust
File No. 82-34907
Exemption Pursuant to Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 194, as amended, enclosed is a copy of the Company's news release dated February 21, 2007. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
ZARGON ENERGY TRUST

BC Heagy

B.C. Heagy
Executive Vice President & CFO

BCH/kf

Encl.

R:\Investor Relations\Securities and Exchange Commission\Securities and Exchange Commission Feb 15, 2007.doc

Suite 700, 333 - 5 Avenue S.W., Calgary, Alberta T2P 3B6 Telephone (403) 264-9992 Facsimile (403) 265-3026
Email: zargon@zargon.ca Website: www.zargon.ca

FOR IMMEDIATE RELEASE: February 21, 2007

TSX SYMBOLS: ZAR.UN; ZOG.B

ZARGON ENERGY TRUST RELEASES 2006 YEAR END RESERVES INFORMATION AND PROVIDES AN OPERATIONAL UPDATE

CALGARY, ALBERTA - Zargon Energy Trust ("Zargon") released today its 2006 year end reserves information and provided an operational update.

HIGHLIGHTS:

- In 2006, Zargon's net capital program of $63.37 million (unaudited) successfully replaced approximately 122 percent of the reserves depleted through production (on a proved and probable basis) taking Zargon's year end reserve estimate to 27.46 million barrels of oil equivalent.
- Reserves per trust unit remained constant compared to the prior year at 1.41 per barrel of oil equivalent per total unit on a proved and probable reserves basis.
- Zargon delivered all in annual finding, development and acquisition ("FD&A") costs of $16.85 per barrel of oil equivalent before consideration of future development capital for proved and probable reserves. The three-year average proved and probable FD&A costs (excluding future development costs) were $14.72 per barrel of oil equivalent. Including future development costs, the FD&A costs for 2006 were $20.44 per barrel of oil equivalent and the three-year average is $15.98 per barrel of oil equivalent.
- Proved and probable reserve life index ("RLI") was 9.0 years compared to 8.5 years in 2005, while the 2006 proved RLI was 6.2 years compared to 6.1 years in 2005.
- Zargon's "produce-out" net asset value calculation discounted at 10 percent before tax and using forecast prices and costs was $23.48 per diluted trust unit.
- Production in 2006 remained relatively stable with a year-over-year increase of one percent to 8,422 barrels of oil equivalent per day compared to 2005. For the year, production averaged 437 barrels of oil equivalent per day per million trust units outstanding, a two percent decrease from 2005.
- Fourth quarter 2006 production of 27.46 million cubic feet per day of natural gas and 3,789 barrels per day of oil and liquids provided Zargon quarterly production volumes of 8,366 barrels of oil equivalent per day, two percent higher than 2006 third quarter volumes.
- For the year, Zargon drilled a record 76.2 net wells with a 95 percent success ratio, yielding 47.7 net gas wells, 22.5 net oil wells, 4.0 net dry holes and 2.0 net service wells. Net capital expenditures in 2006 were $63.37 million with $3.14 million of net property dispositions and $66.51 million for exploration and development programs.

OPERATIONAL UPDATE:*

Exploration and development fourth quarter 2006 capital expenditures of $20.29 million were mostly allocated to a very active 39 gross (33.4 net) well drilling program that resulted in 30 gross (26.1 net) gas wells and nine gross (7.3 net) oil wells. Of the natural gas wells, 25 were drilled in our Alberta Plains core area, two wells were drilled in Highvale and one each in the Hamelin Creek, Progress and Saddle Hills properties of the West Central Alberta core area. The nine oil wells were all drilled in the Williston Basin core area and included six horizontal wells in the Steelman and Elswick properties of Saskatchewan and the Haas, North Dakota property.

Exploration highlights in the fourth quarter 2006 included West Central Alberta core area natural gas discoveries in the Bluesky formation at Progress in the Peace River Arch area and in the Belly River formation in two wells at the Highvale property. In the Williston Basin core area, three vertical exploration wells were drilled in the quarter and successes at Pinto, Saskatchewan will lead to further drilling for both Frobisher and Midale targets. Results from our Bakken (Torquay) exploration initiative at Frys East were not encouraging and we will redirect our further Torquay exploration efforts to other land blocks later this summer.

Fourth quarter 2006 oil exploitation projects were spearheaded with six (4.3 net) Williston Basin core area horizontal wells that should assist in maintaining stable oil production rates throughout the first quarter of 2007. During the quarter, Zargon completed a 25 (21.9 net) well down-spacing and step-out drilling program at the Jarrow and Hamilton Lake properties of the Alberta Plains core area. Despite program delays which deferred production gains until the 2007 first quarter, we are encouraged with the Viking formation's initial rates at both properties. Follow-up development natural gas drilling programs will be scheduled in both the Jarrow and Hamilton Lake properties for later this winter and this summer.

During the first few months of 2007, Zargon's activities will be highlighted by natural gas production tie-ins of recently and previously drilled wells that have now been aggregated into commercial projects. In the West Central Alberta core area, Zargon will proceed with the tie-in of four wells on the Peace River Arch, two wells at Highvale, and three wells at Pembina. Aggregate working interest natural gas production from these seven wells could reach four million cubic feet per day. Tie-ins from the multi-well Alberta Plains development programs have now been mostly completed and are contributing to increased natural gas production volumes in the first quarter. First quarter 2007 oil directed drilling will continue to be concentrated in the Williston Basin core area and will include two horizontal wells at the Weyburn and Manor properties. Four West Central Alberta core area natural gas exploration wells will be drilled at Pembina, Highvale and at the Saddle Hills property in the Peace River Arch. Also, an 11 well Jarrow natural gas drilling program will be commenced in the 2007 first quarter that will target both development and exploration locations.

GUIDANCE:*

In a November 2006 press release reporting third quarter results, the Trust forecast that fourth quarter 2006 production would average 8,500 barrels of oil equivalent per day, comprised of 28.20 million cubic feet per day of natural gas and 3,800 barrels per day of oil and liquids. Actual production for the fourth quarter of 8,366 barrels of oil equivalent per day was two percent lower than guidance with natural gas production of 27.46 million cubic feet per day and an oil and liquids production rate of 3,789 barrels per day. During the quarter, delays in natural gas tie-ins in both the Alberta Plains and West Central Alberta core areas restricted the anticipated production growth. The fourth quarter targeted production of 8,500 barrels of oil equivalent per day has now been reached and first quarter 2007 production is expected to meet this targeted level.

Also, in the November 2006 press release, the Trust forecast that 2007 production volumes would average 8,750 barrels of oil equivalent per day. At this time, Zargon continues to forecast this aggregate production guidance target for 2007, although this production rate is not projected to be reached until sometime in the second quarter. For 2007, Zargon's budget remains unchanged with a $55 million capital program that anticipates the drilling of 65 net wells. Furthermore, with our very low debt to cash flow ratio, Zargon can make value-added acquisitions when and if they become available using funds from increased bank debt and/or new equity issuances.

** Please see comments on "Forward-Looking Statements" on the last page of this report.*

RESERVES:

Reserves included herein are stated on a company interest basis (before royalty burdens) unless otherwise noted. All reserves information has been prepared in accordance with National Instrument ("NI") 51-101. This report contains several cautionary statements that are specifically required by NI 51-101. In addition to the detailed information disclosed in this press release more detailed information will be included in Zargon's 2006 Annual Information Form to be filed on SEDAR in March 2007.

Based on an independent reserves evaluation conducted by McDaniel & Associates Consultants Ltd. ("McDaniel") effective December 31, 2006 and prepared in accordance with NI 51-101, Zargon had proved and probable reserves of 27.46 million barrels of oil equivalent. Reserve additions from exploration and development activities (including revisions) were 3.86 million barrels of oil equivalent offset by 0.10 million barrels of oil equivalent of dispositions bringing the total additions to 3.76 million barrels of oil equivalent.

Proved developed producing reserves represented 60 percent of proved and probable reserves (down from 64 percent in 2005) while total proved reserves account for 69 percent of proved and probable reserves. Approximately 58 percent of the proved and probable reserves are crude oil and liquids and 42 percent are natural gas on a barrel of oil equivalent basis.

Trust Reserves [1]

At December 31, 2006	Oil and Liquids (mmbbl)	Natural Gas (bcf)	Equivalents [2] (mmboe)
Proved producing	11.01	32.22	16.38
Proved non-producing	0.22	11.41	2.12
Proved undeveloped	0.29	1.52	0.55
Total proved	**11.52**	**45.15**	**19.05**
Probable additional	4.41	24.00	8.41
Total proved and probable	**15.93**	**69.15**	**27.46**
Proved reserve life index, years	8.3	4.5	6.2
Proved and probable reserve life index, years	11.5	6.9	9.0

1. *Trust working interest reserves before royalties, boe (6:1).*
2. *Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

A reconciliation of the 2006 year end reserve assignments with the reserves reported in the 2005 year end report is presented below:

Reserve Reconciliation

	Oil and Liquids (mmbbl)			Natural Gas (bcf)			Equivalents (mmboe)		
	Proved	Probable	Proved & Prob.	Proved	Probable	Proved & Prob.	Proved	Probable	Proved & Prob.
December 31, 2005	11.49	3.86	15.35	46.52	21.98	68.50	19.24	7.53	26.77
Discoveries and extensions	0.91	0.80	1.71	10.06	5.38	15.44	2.59	1.70	4.29
Revisions	0.58	(0.22)	0.36	(1.32)	(3.36)	(4.68)	0.36	(0.79)	(0.43)
Acquisitions and dispositions	(0.07)	(0.03)	(0.10)	-	-	-	(0.07)	(0.03)	(0.10)
Production	(1.39)	-	(1.39)	(10.11)	-	(10.11)	(3.07)	-	(3.07)
December 31, 2006	11.52	4.41	15.93	45.15	24.00	69.15	19.05	8.41	27.46

FINDING, DEVELOPMENT AND ACQUISTION COSTS

For 2006, Zargon's proved and probable FD&A costs, taking into account reserve revisions and changes in estimated future development capital during the period, were $20.44 per barrel of oil equivalent. For the purposes of this calculation, the $63.37 million of 2006 net capital additions were combined with an increase in estimated future development capital for proved and probable reserves of $13.48 million ($21.63 million at December 31, 2006 compared to $8.15 million at December 31, 2005). If the change in future development costs is excluded, the 2006 proved and probable FD&A costs, taking into account reserve revisions, were $16.85 per barrel of oil equivalent.

Proved and Probable Finding, Development and Acquisition Costs

	2006	2005	2004
Total net capital expenditures ($ million)	**63.37**	54.68	56.27
Total net capital expenditures plus change in forecast future development costs ($ million)	**76.85**	54.46	57.88
Proved and probable reserves (mmboe)			
Open	**26.77**	25.95	24.74
Discoveries and extensions	**4.29**	3.76	2.97
Acquisitions and dispositions	**(0.10)**	0.12	0.95
Revisions	**(0.43)**	(0.02)	0.30
Production	**(3.07)**	(3.04)	(3.01)
Close	**27.46**	26.77	25.95
Proved and probable FD&A costs ($/boe) [(1)]	**20.44**	14.11	13.72
Proved and probable three-year FD&A costs ($/boe) [(1)]	**15.98**	13.09	11.89

1. *Amounts are calculated including the change in future development costs.*

Zargon experienced significantly higher FD&A costs in 2006 due to the combination of the increased costs for essentially all field activities and the effect of negative proved and probable West Central core area natural gas reserve revisions of 3.80 billion cubic feet coming from premature water encroachment in certain Highvale and Peace River Arch wells.

In 2006, Zargon's net property dispositions were $3.14 million. If the impact of the 2006 net dispositions is excluded, Zargon's proved and probable finding and development ("F&D") costs would have been $20.72 per barrel of oil equivalent (2005 – $13.91 per barrel of oil equivalent).

Capital Program Performance

	2006	2005	2004	Three-Year Average (2004 -2006)
Total Capital Program (excluding future development costs)				
Proved and probable FD&A costs ($/boe) [1]	**16.85**	14.17	13.33	14.72
Total Capital Program (including future development costs)				
Proved and probable FD&A costs ($/boe) [1]	**20.44**	14.11	13.72	15.98
Capital Program (including future development costs) Exclusive of Net Property Acquisitions/Dispositions and Corporate Acquisitions				
Proved and probable F&D costs ($/boe) [1]	**20.72**	13.91	14.09	16.38

1. FD&A and F&D costs taking into account reserve revisions during the year on a barrel of oil equivalent basis (6:1).

NET ASSET VALUE

Zargon's oil, liquids and natural gas reserves were evaluated using McDaniel product price forecasts effective January 1, 2007, prior to provisions for income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the following discounted future net property cash flows estimated by McDaniel represent the fair market value of the reserves:

Before Tax Present Value of Future Net Revenue (Forecast Price Case)

	Discount Factor			
($ million)	0%	5%	10%	15%
Proved producing	433.2	341.6	284.7	246.4
Proved non-producing	54.2	45.8	39.7	35.1
Proved undeveloped	11.6	9.0	7.1	5.6
Total proved	**499.0**	**396.4**	**331.5**	**287.1**
Probable	261.6	164.9	117.3	89.8
Total proved and probable	**760.6**	**561.3**	**448.8**	**376.9**

Before Tax Present Value of Future Net Revenue (Constant Price Case)

	Discount Factor			
($ million)	0%	5%	10%	15%
Proved producing	406.2	316.7	262.4	226.0
Proved non-producing	41.0	34.8	30.3	26.8
Proved undeveloped	9.9	7.6	5.9	4.6
Total proved	**457.1**	**359.1**	**298.6**	**257.4**
Probable	213.6	135.4	97.0	74.7
Total proved and probable	**670.7**	**494.5**	**395.6**	**332.1**

The above discounted future net property cash flows are based on the McDaniel price assumptions that are contained in the following table:

McDaniel Report Pricing Assumptions
(Forecast and Constant Price Cases)

	WTI Crude Oil ($US/bbl)	Edmonton Par Price ($Cdn/bbl)	Cromer Medium ($Cdn/bbl)	AECO Gas Price ($Cdn/gj)	Exchange Rate ($US/$Cdn)	Inflation Rate (percent)
Forecast Prices						
2007	62.50	70.80	62.20	6.85	0.87	2.0
2008	61.20	69.30	60.90	7.05	0.87	2.0
2009	59.80	67.70	59.40	7.40	0.87	2.0
2010	58.40	66.10	58.00	7.50	0.87	2.0
2011	56.80	64.20	56.40	7.70	0.87	2.0
2012	58.00	65.60	57.60	7.90	0.87	2.0
Thereafter:	Escalate at 2.0%/year	Escalate at 2.0%/year	Escalate at 2.0%/year	Escalate at 2.0%/year	0.87	2.0
Constant Prices						
2006 year end	61.05	67.06	58.96	5.62	0.87	-

The following net asset value table shows what is customarily referred to as a "produce-out" net asset value calculation under which the current value of Zargon's reserves would be produced at McDaniel forecast future prices and costs. The value is a snapshot in time as of December 31, 2006 and is based on various assumptions including commodity prices and foreign exchange rates that vary over time. In this analysis, the present value of the proved and probable reserves is calculated at a before tax 10 percent discount rate, and the value assigned to the undeveloped land was provided by the independent firm of Seaton-Jordan & Associates Ltd.

Net Asset Value

As at December 31 ($ million)	**2006**	2005	2004
Proved and probable reserves (PVBT 10%) [(1)(2)]	**448.8**	451.4	308.2
Undeveloped land [(3)]	**43.6**	41.7	32.2
Working capital (excluding unrealized risk management assets and liabilities)	**(9.8)**	(17.1)	(9.1)
Bank debt	**(30.0)**	(10.3)	(14.2)
Proceeds from the exercise of all trust unit rights	**31.8**	20.9	10.3
Net asset value (including trust unit rights dilution)	**484.4**	486.6	327.4
Net asset value per unit			
Total ($/unit)	**23.30**	24.53	17.04
With full dilution ($/unit) [(4)]	**23.48**	24.45	17.06

1. *McDaniel's estimate of future before tax cash flow discounted at PV 10 percent.*
2. *PVBT represents present value before taxes.*
3. *Seaton-Jordan year end estimates.*
4. *Full dilution of units represents the year end units outstanding plus the presumed exercise of all trust unit rights and the conversion of exchangeable shares converted at the exchange ratio at the end of the period. At December 31, 2006, Zargon had 16.789 million trust units, 2.207 million exchangeable shares outstanding and 1.208 million trust unit incentive rights issued and outstanding. Assuming conversion of exchangeable shares at the effective exchange ratio at year end of 1.19403 and the exercise of all trust unit incentive rights, there would be 20.632 million trust units outstanding at this date.*

Forward-Looking Statements - This document contains statements that are forward-looking, such as those relating to results of operations and financial condition, capital spending, financing sources, commodity prices, costs of production and the magnitude of oil, liquids and natural gas reserves. By their nature, forward-looking statements are subject to numerous risks and uncertainties that could significantly affect anticipated results in the future and, accordingly actual results may differ materially from those predicted. The forward-looking statements contained in this document are as of February 21, 2007 and are subject to change after this date. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. Zargon disclaims, except as required by law, any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Based in Calgary, Alberta, Zargon is a sustainable energy trust with oil and natural gas operations in Alberta, Saskatchewan, Manitoba and North Dakota. Zargon's securities trade on the Toronto Stock Exchange.

In order to learn more about Zargon, we encourage you to visit Zargon's website at www.zargon.ca where you will find a current unitholder presentation, financial reports and historical news releases.

For further information please contact either:

C.H. Hansen
President and Chief Executive Officer

- or -

B.C. Heagy
Executive Vice President and Chief Financial Officer

Zargon Energy Trust
Telephone: 403-264-9992
E-mail: zargon@zargon.ca
Website: www.zargon.ca

END